

February 28, 2011

Andrew Godfrey
President and Chairman
First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

> **Re:** **First Quantum Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52759**

Dear Mr. Godfrey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 9

1. We note that you have not provided an evaluation of your disclosure controls and procedures (DC&P) as of the end of the period covered by your Form 10-K as required by Item 307 of Regulation S-K. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, revised Item 9A that includes an evaluation of your DC&P, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. In your response, please tell us how you considered the omission of your conclusion of your DC&P in determining whether your DC&P were effective as of June 30, 2010.

Exhibit 31.1 Section 302 Certifications

2. It appears you are using an outdated version of the Section 302 certification that does not conform to the specific form and content required by Item 601(b)(31)(i) of Regulation S-K. Please revise the certifications to conform to this Item in future filings, including the abbreviated amendment to be filed in response to the comment above.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 3

3. We note your statement in this section that, "Based upon that evaluation, our management has concluded that our disclosure controls and procedures are effective for timely gathering, analyzing and disclosing the information we are required to disclose in our reports filed under the Securities Exchange Act of 1934." This is an incomplete definition of DC&P per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, please revise your disclosure to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. Alternatively, you may simple conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Changes in Internal Control over Financial Reporting

4. We note that there have been no significant changes made in your internal controls that could affect your internal controls subsequent to the end of the period covered by this report. Please confirm to us that you will disclose in future filings any change in your internal control over financial reporting during the last fiscal quarter in accordance with Item 308 (c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services